EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

JULY 1, 2002

Embratel Holding Company

(Translation of registrant's name into English)

SCN-Quadra CN2, Lote F, 2° Andar, Sala 204,
Brasília-DF, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ___ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] N/A

EMBRATEL HOLDING COMPANY

TABLE OF CONTENTS

Item 1

News Release

NO ONE IS MANDATED TO SELL EMBRATEL

Rio de Janeiro, Brazil - June 28, 2002 - Embratel Participações S.A. (Embratel Participações or the "Company") (NYSE: EMT; BOVESPA: EBTP3, EBTP4), the Company that holds 98.8 percent of Empresa Brasileira de Telecomunicações S.A. ("Embratel"), today announced that press reports indicating that Goldman Sachs & Co. has been retained by WorldCom to sell its ownership interest in Embratel Participações S.A. are inaccurate.

In a letter dated June 27, 2002 and addressed to Embratel's CFO - José Maria Zubiria, WorldCom said press reports indicating that Goldman Sachs & Co. have been retained by WorldCom to sell its ownership interest in Embratel Participações S.A. are inaccurate. WorldCom also said its newly appointed CEO, John Sidgmore is undertaking a comprehensive review of all WorldCom businesses and assets. In connection with that review WorldCom employees and external financial, accounting and legal advisors are engaged in a process of evaluating all relevant WorldCom businesses and assets, including WorldCom's ownership interest in Embratel Participações S.A.. The evaluation process is ongoing.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country. Service offerings include: advanced voice, high-speed data communication services, Internet, satellite data communications and corporate networks. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

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Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2519-9662
fax: (55 21) 2519-6388
21 email: silvia.pereira@ embratel.com.br or invest@embratel.com.br

Helena Duncan/Mariana Palmeira
Press Relations
tel: (55 21) 2519-3653/3654
fax: (55 21) 2519-8010
email:hduncan@embratel.com.br or mpalm@embratel.com.br

Item 2

EMBRATEL PARTICIPAÇÕES S/A

PUBLICLY TRADED COMPANY
CNPJ No. 02.558.124/0001-12

RELEVANT FACT

Embratel Participações S.A., in compliance with provision in Paragraph Four of Article 157 of Law Number 6.404/76, and provision of CVM Instruction Number 358/02, hereby informs its shareholders and the general public that the information published in the press on the engaging of Goldman Sachs & Co. by its major shareholder WorldCom, Inc. ("World Com") to sell its shareholding in Embratel Participações S.A. is not correct. WorldCom is carrying out a comprehensive review of all its businesses and assets. In this review, WorldCom employees as well as financial consultants, auditors and outside attorneys are evaluating all WorldCom's relevant businesses and assets, including its shareholdings in Embratel Participações S.A. This evaluation process is in progress right now. Further information may be obtained in the Company official documents available on the site www.embratel.com.br.

Rio de Janeiro, June 28th, 2002.

Jose Maria Zubiria Maqueo
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Embratel Holding Company

Date: July 1, 2002

By: ____________________
Name: Daniel Eldon Crawford
Title: President